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CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

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United States Securities and Exchange Commission	Madrid	Washington, D.C.
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Max A. Webb, Assistant Director
Justin Dobbie, Legal Branch Chief
J. Nolan McWilliams, Attorney-Adviser
Kristin Shifflett, Accountant
David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed December 27, 2013
CIK No. 333-192476

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2013 and amended on December 27, 2013 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes five copies of Amendment No. 2, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received on January 13, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

CONFIDENTIAL TREATMENT REQUESTED BY FANTEX, INC.

January 17, 2014

Cover Page of Prospectus

1.                          Please remove the last two sentences of the second paragraph on the cover page, which do not appear necessary or tell us why you believe they are necessary to appear on the cover.

Response:                                         In response to the Staff’s comment, the Company has revised Amendment No. 2 to remove the last two sentences of the second paragraph on the cover page.

Our Tracking Units and Tracking Stocks, page 3

2.                          Please provide us with a good faith estimate, if possible, of the amount of directly attributable expenses, in addition to the 5% fee to your parent, which you expect to incur assuming this is the only offering. If you expect such expenses to be not material, please so state here.

Response:                                         The Company advises the Staff that it expects to incur marketing and promotion expenses anticipated to be approximately $50,000 per tracking series brand per year, with such amount expected to decrease over time as the Company grows and enters into additional brand contracts with other athletes. However, these costs will be incurred indirectly (as part of the service fee to Fantex Holdings, Inc. (“Parent”)) while such services are provided by the Parent pursuant to the management agreement. The Company will begin to incur these costs directly as it grows its internal marketing infrastructure over time, but for the near future intends to incur these costs indirectly under the management agreement, as set forth under the terms of the management agreement described on page 136 and elsewhere in Amendment No. 2.

Prospectus Cover Page

3.                          Refer to the first paragraph on page 5 and your projection in the table on page 86 that Vernon Davis will earn 9% of estimated lifetime brand income post-career. Please tell us how you arrived at this calculation and provide, if available, the percentage of comparable tight ends described in the last full paragraph on page 84 who would have produced significant brand income after their playing career.

Response:                                         The Company advises the Staff that information regarding the post-career earnings for players in the comparable set is not readily available, and that it did not consider the post-career earnings of the tight ends in the comparable data set in determining the capacity for post-career income. The Company estimated that Vernon Davis would earn an aggregate of $5.5 million in post-career earnings based principally on a review of the post-career earnings of other athletes who have used their playing career as a platform to build a post-career brand, such as broadcasting analysts like Troy Aikman, Tony Siragusa and Cris Carter, and athletes receiving royalties from products like Louis Oosthuizen. The Company’s internal research indicates that on average Mr. Davis has the potential to receive $2.55 million per annum through retirement from his post-career activities. The Company believes that an estimate of approximately $5.5 million in aggregate post-career earnings from broadcasting, royalties, and/or other non-endorsement sources is conservative in light of Mr. Davis’ qualities and the market for these activities, particularly if the Company is successful in building his brand following Mr. Davis’ primary playing career. In addition, the

CONFIDENTIAL TREATMENT REQUESTED BY FANTEX, INC.

January 17, 2014

Company notes that it has assigned a discount rate of 15% for this category of potential income, and thus on a discounted-to-present-value basis the earnings are only $1.39 million, representing approximately 3.5% of the total purchase price under the brand contract.

The Company further notes that, as set forth in the Business section of Amendment No. 2, it believes that there is a gap in many athletes’ marketing services with respect to the focus on post-career income generating activities. As set forth on page 104, a contract party’s current marketing services generally only focus on endorsement transactions with sponsors that reinforce his brand as a professional athlete. The Company’s business model is designed to bridge this gap in services and aid in enhancing a brand’s longevity and sustainability post-career. The Company intends to focus on building a brand that is sustainable beyond the playing career of Mr. Davis. For example, Mr. Davis will be attending the 2014 Winter Olympics as an honorary captain for the US curling team and the Company has secured for Mr. Davis the opportunity to work with NBC Sports during the Winter Olympics as a correspondent to conduct interviews with US curling team members. Further, the Company is also working with NBC Sports to secure other broadcast opportunities for Mr. Davis at the Winter Olympics. This would help support a possible career in broadcasting, as well as help build his brand outside of his primary occupation. Therefore, the Company believes that its estimate for potential income in this category is reasonable and achievable.

Questions and Answers, page 19

What happens to the remaining 5% of the ABI under the Vernon Davis contract? page 19

4.                          The answer that it is attributed to the platform common seems inconsistent with the disclosure in the last sentence on page 3 that it becomes a fee to your parent. Please revise or advise.

Response:                                         The Company respectfully advises the Staff that the assets attributed to the platform common stock are separate and apart from the liabilities attributed to the tracking units, and as such it does not believe that it is inconsistent to describe the attribution of 5% of the cash receipts to the platform common stock as separate and apart from the attribution of pro rata share of the 5% service fee to the Parent under the management agreement as a liability to the Vernon Davis Brand.  With respect to the platform common stock, all cash receipts from Mr. Davis and affiliated entities pursuant to the brand contract are immediately attributed either to the Vernon Davis Brand, or to the platform common stock. 95% of the cash receipts are assets attributed to the Vernon Davis Brand, while the remaining 5% of the cash receipts are assets attributed to the platform common stock. In addition to this 5% ABI that is attributed to the platform common stock, liabilities attributed to the tracking unit will also include a pro rata portion of the service fee payable to the Parent pursuant to the management agreement, which fee is equal to 5% of all cash receipts of the Company. Until there are such additional tracking series brands, the 5% fee is attributed wholly as a liability to the Vernon Davis Brand.

CONFIDENTIAL TREATMENT REQUESTED BY FANTEX, INC.

January 17, 2014

Risk Factors, page 32

Risk Relating to the Issuance of Additional Tracking Series, page 58

5.                          As investors in Fantex Series Vernon Davis will have ownership in your company as a whole and you are concurrently offering them shares of your platform common stock, please revise your risk factor section to include the risks pertaining to Arian Foster and your offering of Fantex Series Arian Foster. Also revise the summary risk factors section on page 9 accordingly.

Response:                                         The Company respectfully advises the Staff that it has no current intention to issue shares of platform common stock to investors, as proposed in the letter confidentially submitted to the Staff on December 6, 2013 (the “December 6 Letter”), and as such does not believe that all of the risks pertaining to Arian Foster and the offering of Fantex Series Arian Foster are necessarily material to an investor in this offering. The Company acknowledges that the Staff has not yet responded to the December 6 Letter, and therefore this comment may be re-issued if appropriate based on the outcome of discussions relating to the proposals set forth in the December 6 Letter.

Critical Accounting Policies, page 81

Fair Value of Financial Instruments, page 82

Vernon Davis Brand Contract, at Estimated Fair Value, page 84

6.                          We note your response to prior comment 19. For each of the six factors that you evaluated in determining the deviation from the average career length of an NFL tight end, please quantify the adjustment that you made.

Response:                                         The Company advises the Staff that the econometric model based on the data set of 212 tight ends predicted a constant career length of 6.933 years for a tight end, which length is either positively or negatively affected by the factors discussed. For example, an average player has a draft position of 133, resulting in a reduction from the predicted constant of 0.89 years and has an average career durability factor (i.e., the percentage of regular season gamed played during the total seasons completed) of 0.6484, resulting in a reduction of 1.104 years from the predicted constant. The model generated is intended to predict a career length of a tight end with the lowest margin of error.

In detail:

(i) a one standard deviation increase in a tight end’s career statistical production will result in a 1.226 year increase in tight end’s estimated career length;

(ii) the estimated career length of a tight end who can add value by playing additional positions will increase an additional 5.91 years from the constant;

(iii) a tight end that has a career durability factor of less than 0.25 will play 2.73 years less than a tight end whose career durability factor is greater than 0.75;

CONFIDENTIAL TREATMENT REQUESTED BY FANTEX, INC.

January 17, 2014

(iv) a tight end that has a career durability factor between 0.25 and 0.50 will play 2.295 years less than a tight end whose career durability factor is greater than 0.75;

(v) a tight end that has a career durability factor between 0.50 and 0.75 will play 1.104 years shorter than a tight end whose career durability factor is greater than 0.75;

(vi) a tight end who participates in a Super Bowl during his career will see his estimated career length increase by 1.686 years relative to a tight end who does not participate in a Super Bowl;

(vii) a tight end who suffers a major injury within their first three NFL seasons will play 1.983 years fewer than a tight end who does not; and

(viii) each unit increase in the tight-end’s draft position will decrease his estimated career length by 0.0067 years. For example, the difference between a player selected 10th overall and 200th overall, holding all else constant, is a career length that is 1.273 years ((200-10)*0.0067) shorter.

As described on pages 85 and 86 of Amendment No. 2, Mr. Davis has a higher statistical production than an average tight end resulting in a greater career length under input (i), is not determined to be able to play other positions and gains no benefit from input (ii), has a 93% durability quotient and is not impacted by inputs (iii) through (v), has not suffered a major injury the first three NFL seasons and thus, does not suffer a reduction in his career length under input (vi), has participated in a Super Bowl, resulting in a benefit to career length under input (vii), and has been drafted sixth overall resulting in a small impact on his career length under input (viii). Accordingly, his career length was adjusted from the predicted constant as set forth in the following table:

Factor	Weight Assigned to Factor	Inputs for Vernon Davis	Impact on Vernon Davis’ Career Length
Constant	6.9331	n/a	6.9331
Statistical Production	1.226	3.9	4.8
Versatility	5.91	0	0
Durability of less than 0.25	(2.73)	0	0
Durability of between 0.25 and 0.50	(2.295)	0	0
Durability of between 0.50 and 0.75	(1.104)	0	0
Super Bowl Participation	1.686	1	1.686
Early Career Injuries	(1.983)	0	0
Draft Position	(0.0067)	6	(0.0402)
Total Career Length	n/a	n/a	13.3789

In light of the fact that NFL players are not contracted for partial seasons, Mr. Davis was estimated to have a total career length of 14 years.

CONFIDENTIAL TREATMENT REQUESTED BY FANTEX, INC.

January 17, 2014

7.                          We note your response to prior comment 20. Please briefly explain why you compare Vernon Davis’s durability to the average durability of players in the comparable group who have played their full careers rather than adjusting so that the comparable group is measured at a similar point in their careers.

Response:                                         The Company advises the Staff that in order to determine the durability of players at a similar point in their careers as suggested by the Staff, the analysis would need to be constrained to only those players who have played at least seven seasons. The Company advises the Staff that using these parameters constrains the data set to only 78 players and would skew the data toward players who have longer career lengths. The Company notes that it has used a broader data set to eliminate this selection bias. In addition, the Company believes that a player’s durability over the course of their full career is significant in determining their longevity in the primary playing career.

8.                          We note in this regard your response to prior comment 21. Please explain why you considered the active status of a tight end to be a factor in setting the comparable group to determine the value of a future NFL contract. In this regard, please tell us whether considering the subsequent contracts for the inactive tight ends who played 10 years or more would have materially changed your analysis.

Response:                                         The Company advises the Staff that in determining the value of a future NFL contract, it believes it is most relevant to use comparable contracts in a time frame relevant to the time in which Mr. Davis may sign another NFL player contract. The contracts being awarded today are more aligned with the current NFL CBA and the salary caps and are closer in time and can be more accurately adjusted for inflation than older contracts. The compounding nature of the inflation rate over time makes older contracts less meaningful in comparison to contracts entered into in the present time. As such, the Company has constrained its analysis to those players who entered into additional player contracts in the recent past. The Company concedes that the active status of a tight end is less relevant than the time period in which the contract was entered into. In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 2 accordingly.

The Company advises the Staff that it has, in fact, considered all tight ends who have participated in a Pro Bowl, have at least 600 receiving yards per season on average and who have entered into contracts at or around the age at which Mr. Davis is expected to enter into a new NFL player contract and which contracts were signed within ten years of when Mr. Davis may enter into another NFL player contract. This criteria resulted in only three

CONFIDENTIAL TREATMENT REQUESTED BY FANTEX, INC.

January 17, 2014

players: Antonio Gates, Tony Gonzalez and Jeremy Shockey. As disclosed on page 88 of Amendment No. 2, in light of the fact that Mr. Shockey’s contract was only for one year in his tenth season, the Company did not include Mr. Shockey’s contract in the valuation of the expected contract value for Mr. Davis’ anticipated multi-year NFL contract in 2016 because the Company did not believe that his contract is a relevant comparable.

9.                          Based on your responses to prior comments 18 and 21, it appears that you used a broader data set to determine career length to avoid “selection bias” and a much more narrow group in predicting the value of Vernon Davis’s subsequent NFL player contract. So that investors may better understand your valuation approaches, please explain in greater detail why you use two different comparator groups with different criteria for predicting expected career length for Vernon Davis and predicting the value of a future NFL player contract for Davis, respectively, and discuss the potential limitations in relying on different comparative data sets for different factors in your fair value analysis. Lastly, consistent with your response to prior comment 21, disclose the source of the data for career length in this section.

Response:                                         The Company advises the Staff that it believes that career-length is impacted by several factors, the relevance of which can only be determined using a large enough sample size permitting the Company to conduct a regression analysis to determine the most statistically relevant factors impacting the overall career length. Once the estimated career length for Mr. Davis is determined using this broad data set and it was determined that Mr. Davis’ career is estimated to be longer than that covered by his current NFL player contract and also longer than most NFL tight ends, the Company proceeded to compare contract values for every tight end in the NFL who was awarded a multi-year contract at or near the stage in their career at which Mr. Davis will enter into a new NFL player contract, who perform at similar levels to Mr. Davis and was awarded a contract within ten years of when Mr. Davis is expected to enter into his next NFL player contract. This criteria resulted in three NFL players - Tony Gonzalez, Antonio Gates and Jeremy Shockey - who together comprise the entire set of NFL players who have participated in at least one Pro Bowl and averaged at least 600 receiving yards per season, played at least eight seasons in the NFL and were subsequently awarded an NFL player contract. Of these players, only Tony Gonzalez and Antonio Gates were awarded multi-year contracts as is expected for Mr. Davis. Players who perform at a lower caliber or who are only in their second or third seasons are not expected to provide comparable contract values. Therefore, the Company believes that the criteria used was necessary to derive a comparable set of players that have NFL players contracts that can serve as a benchmark for the value of Mr. Davis’ next player contract.

In response to the Staff’s comment, the Company has revised page 85 of Amendment No. 2 to disclose the source of the data for the career length analysis. The Company advises the Staff that it believes that the disclosure on pages 85 and 88 sufficiently delineate the different criteria used to arrive at the two different data sets used in

CONFIDENTIAL TREATMENT REQUESTED BY FANTEX, INC.

January 17, 2014

calculating (1) the expected career length and (2) the estimated value of a future multi-year NFL player contract for Mr. Davis.

10.                   We note your response to prior comment 25. Please revise the second-to-last paragraph on page 85 to disclose all the “qualitative factors” that factored into your valuation analysis to determine that Davis’s career length would be 14 years and explain your basis for relying on them. We understand that Vernon Davis said he would like to be in the NFL Hall of Fame but we do not understand why you believe that equates to a likelihood of an additional .6 of a year longer career.

Response:                                         The Company advises the Staff that, as disclosed in the response to prior comment 25, that no numerical value was assigned to the qualitative factors considered in the valuation analysis. As disclosed in the response to Comment 6 above, the addition of 0.6 of a year to the estimated career length of 13.4 years is primarily due to the fact that we believe high caliber  players are generally not removed from teams in the middle of a season. Therefore, 0.4 of an NFL season is usually expected to equal a full season. As a result, the Company has estimated a total career length for Mr. Davis of 14 full seasons. In response to the Staff’s comment, the Company has revised page 86 of Amendment No. 2 accordingly to clarify the reasons for rounding Mr. Davis career up to 14 years.

11.                   Please tell us, with a view toward revised disclosure, why the “most meaningful comparison” for Arian Foster is to assess the average career length for a running back “in the modern era (which [you] define as . . . the 15-year period between 1997 and 2011)” (on page 107 of the Fantex Series Arian Foster prospectus), but for a tight end the dates selected are 1990 and 2010.

Response:                                         The Company advises the Staff that as noted in response to the prior Comment 22, finding comparable tight ends to Vernon Davis using a similar constraint analysis as used for Fantex Series Arian Foster would have yielded a very small data set that the Company believes would be less likely to accurately predict career length. The Company has therefore expanded the parameters used to generate a large enough data set that would be meaningful in developing a model to predict the expected career length of NFL tight ends. The Company further advises the Staff that it intends to reevaluate the potential impact of the injury on the value of the Arian Foster brand contract at an appropriate time in the future and may in this analysis expand the data set used to more meaningfully account for career injuries.

Vernon Davis Estimated Brand Income, page 85

12.                   Please refer to the table provided on page 86. We note that the amounts in the two columns under the heading, Estimated Lifetime Brand Income, do not sum to the totals shown. Please revise, as appropriate.

Response:                                         In response to the Staff’s comment, the Company has revised page 87 of Amendment No. 2 accordingly.

CONFIDENTIAL TREATMENT REQUESTED BY FANTEX, INC.

January 17, 2014

13.                   Please also explain why the NFL Contract and Endorsement amounts under Category A are different from those amounts in the prior filing. To the extent you made adjustments to the estimated brand value after signing the contract with Vernon Davis, please explain the nature of and reason for these adjustments.

Response:                                         The Company advises the Staff that the changes in Category A were as a result of the addition of the endorsement income from Mr. Davis’ appearance in an episode of a FX network television series, The League, and the correction of an immaterial error in the amount of the NFL contract payments due in 2013 from and after October 30, 2013. The Company advises the Staff that no adjustments to the estimated brand value were made following the signing of the brand contract, except for the addition of the de minimum amounts collected from Mr. Davis’ appearance in The League, which amounts were received subsequent to the entry into the brand contract on October 30, 2013 and therefore, were included in the estimated brand value following the signing of the contract.

14.                    We note the last bullet on page 87 that a factor that you considered in estimating his endorsement income was his “being a member of a team with a consistently high level of achievement in the post-season . . . .” Please revise to clarify what specific achievements you are referring to.

Response:                                         In response to the Staff’s comment, the Company has revised page 89 of Amendment No. 2 accordingly.

15.                    You state on page 27 that brand income is net of certain expenses, such as legal fees, travel expenses and self-employment taxes. Please revise your footnotes to the table on page 86 to explain which items have been presented net of these expenses.

Response:                                         In response to the Staff’s comment, the Company has included footnote 1 on page 88 of Amendment No. 2 to clarify that all amounts presented are gross amounts prior to the exclusion of any expenses.

NFL Player Contract — San Francisco Forty Niners, page 114

16.                   In footnote 1 to the table, you state that the NFL player salary in the table does not include any additional compensation or benefits as may be called for in any collective bargaining agreement in existence, which are not included in brand income. We note that Articles 37 and 38 of the August 4, 2011 Collective Bargaining Agreement between the NFL and the NFLPA provide for additional compensation to players for post season play and selection for the Pro Bowl. We further note that Vernon Davis has qualified for post season play and was selected for the Pro Bowl. Based upon your disclosure, it appears you have concluded that any additional compensation he earns under the CBA is not included in brand income. In light of the definitions of brand income and brand income contract, as defined in the Brand Agreement, which includes any contract under which Vernon Davis is obligated to perform, it appears the CBA should be included as a brand income contract. Therefore, any income earned under the CBA would be included in brand income.

CONFIDENTIAL TREATMENT REQUESTED BY FANTEX, INC.

January 17, 2014

Please explain why you believe the CBA, and any income earned by Vernon Davis under the CBA, should be excluded from brand income.

Response:                                         The Company respectfully advises the Staff that the footnote was intended to solely exclude travel expenses and any other reimbursement of expenses or benefits provided for in the CBA covering incidental expenses incurred by the contract party, including lodging, per diem and other incidental expenses paid to or on behalf of the contract party. The Company acknowledges that payment for post-season play will be included as brand income under the brand contract. In response to the Staff’s comment, the Company has amended footnote 1 on page 115 of Amendment No. 2 to clarify the nature of expenses excluded.

17.                   We note you have presented in the table the Maximum Available Brand Income of $3,415,000 for 2013. Based on the information you provide in footnote 6, it appears this amount is calculated as the total possible amounts to be earned in 2013 under the player contract, less amounts paid under the contract as of October 30, 2013, which are not included in brand income. However, please clarify that the Maximum Available Brand Income takes into consideration the roster bonus not earned on September 22, 2013. Also, please clarify that the table on page 114 only presents Maximum Available Brand Income related to Vernon Davis’s NFL Player Contract with the 49ers and not his overall Maximum Available Brand Income from all sources.

Response:                                         In response to the Staff’s comment, the Company has amended the table on page 115 of Amendment No. 2 to clarify that the Maximum Available Brand Income takes into consideration the roster bonus not earned on September 22, 2013 and that the Maximum Available Brand Income presented relates only to income under Mr. Davis’ NFL Player Contract and not all sources of his brand income.

Maximum Investment Limits and Financial Suitability, page 151

18.                   We note that the maximum investment limit has increased from 1% to 3% of the shares. We also note that this investment limit does not appear to be included in your charter documents. Please disclose when and how the investment limit can be changed by the company. Please also clarify your disclosure to address the extent to which the limit applies to the platform common stock or to stock held by Fantex Holdings, Inc. or other affiliates of the company.

Response:                                         The Company respectfully advises the Staff that the maximum investment limits are addressed by policies set forth by Fantex Brokerage Services, LLC (“FBS”), the trading platform for Fantex Series Vernon Davis and not by the Company. In response to the Staff’s comment, the Company has revised its disclosure on page 152 of Amendment No. 2. The Company further advises the Staff that, as set forth on page 26 of Amendment No. 2, neither the Company nor the officers, directors, employees, promoters or affiliates of the Company, the Parent or FBS will be allowed to purchase any shares in the offering or execute trades in the secondary market for their own accounts except where FBS is acting as a market-maker in the secondary market. In response to the Staff’s comment, the

CONFIDENTIAL TREATMENT REQUESTED BY FANTEX, INC.

January 17, 2014

Company has amended the disclosure on page 152 of Amendment No. 2 to clarify that the 3% limit only applies to any series of tracking stock issued by the Company.

Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement — Vernon Davis, page SR-VD-3

19.                   When comparing the contractual NFL player receipts on page SR-VD-3 with the NFL player contract amounts shown in the table on page 114, we note that the amounts related to NFL player salary for 2012 do not agree. Although we understand that the table on page 114 is by playing season and the statement of cash receipts is by calendar year, this does not appear to explain the entire difference. In this regard, we note that the NFL player salary amounts for 2011 agree between the two disclosures. Therefore, please provide a reconciliation of the 2012 player salary amounts in the statement of cash receipts with the amount Vernon Davis was eligible to receive under his player contract with the 49ers.

Response:                                         The Company respectfully advises the Staff that the $5,751,000 presented on page 115 represents the base salary due under Mr. Davis’ NFL Player Contract with the San Francisco Forty-Niners. The numbers on page SR-VD-3 represent total cash receipts including the $5,751,000 base salary, $40,000 for being on the roster for a conference championship game during 2012 and $22,000 for being on the roster for a divisional playoff game during 2012, for total cash receipts of $5,813,000. In response to the Staff’s comment, the Company has revised footnote 3 on page 115 to indicate the exclusion of the payments for post-season play in 2012.

Exhibit 10.2

20.                   We note that the Vernon Davis Brand Agreement, filed as Exhibit 10.2, contains a Participant Questionnaire, which is Exhibit A within the agreement. We further note that the Participant Questionnaire references and includes a Personal Information Schedule. Please provide us with a copy of the Personal Information Schedule, including all of the schedules within the Personal Information Schedule.

Response:                                         In response to the Staff’s comment attached as Exhibit A hereto is a form of the Personal Information Schedule. The Company advises the Staff that the Personal Information Schedule is used by the Company as a tool in performing its financial due diligence on the potential contract party.

* * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY FANTEX, INC.

January 17, 2014

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 2 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:	Fantex, Inc.
Deloitte & Touche, LLP
Fantex Brokerage Services, LLC
Stifel, Nicolaus & Company, Incorporated
Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY FANTEX, INC.

January 17, 2014

Exhibit A

Fantex Brand Agreement

Personal Information Schedule

[***]